Exhibit 99.9.7

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

IN RE: SILICONIX, INC.	:	Consolidated
SHAREHOLDERS LITIGATION	:	CA, No. 1143-N
:

CONSOLIDATED AMENDED CLASS ACTION COMPLAINT

Plaintiffs, as and for their Consolidated Amended Class Action Complaint, allege as follows upon personal knowledge as to themselves and their own acts, and as to all other matters, upon information and belief:

PARTIES

1.                                       Plaintiffs Paulena Partners; Nathan Withington III, IRA; Olga Fried; J. Douglas Zaletel; and Steven Goldstein (“plaintiffs”) are the owners of common stock of Siliconix, Inc. (“Siliconix” or the “Company”) and have been the owners of such shares at all relevant times.

2.                                       Siliconix is a corporation duly existing and organized under the laws of the State of Delaware, with its principal executive offices located at 2001 Laurelwood Road, Santa Clara, CA 95054. The Company was founded in 1962. As of April 29, 2004, Vishay Intertechnology Inc. (“Vishay”) owned or controlled approximately 80.4% of the Company’s common stock. The election of directors to Siliconix’s board is determined by a plurality of votes cast. As a result, because of its stock ownership Vishay is able to control the outcome of who is elected to Siliconix’s board.

3.                                       Defendant King Owyang (“Owyang”) has served as a director of Siliconix since 1998. Further, he has served as President and Chief Executive Officer (“CEO”) of the Company since 1998 and served as Executive Vice President, Technology and Silicon Operations of the Company

from 1992 to 1998. Owyang owns options to purchase 102,500 shares of Vishay common stock and owns 4,261 shares of Siliconix common stock.

4.                                       Defendant Hanspeter Eberhardt (“Eberhardt”) has served as a director of Siliconix from 1991 to 1998 and from April 1, 2004 to the present. Eberhardt also served as Senior Vice President of the Semiconductor Division of TEMIC Telefunken Microelectronic GmbH from 1993 to 1998, prior to its acquisition by Vishay in March 1998, as part of the transaction in which Vishay acquired its controlling interest in Siliconix. Eberhardt has since retired from Vishay. Further, Eberhardt is a member of the special committee of Siliconix’s Board of Directors appointed to consider and evaluate the proposed offer by Vishay (the “Special Committee”).

5.                                       Defendant Glyndwr Smith (“Smith”) has served as a director of Siliconix since March 1998. He also serves as Chairman of Siliconix’s Board of Directors. In addition, Smith has been employed by Vishay for almost 30 years and has served in many capacities at Vishay, including as Assistant to the CEO and Senior Vice President of Marketing Intelligence of Vishay from 1991 to 2003. Since 2003, he has served as Assistant to the CEO and Executive Vice President of Marketing Intelligence of Vishay. Smith owns 1,482 shares and 48,750 options to purchase shares of Vishay common stock.

6.                                       Defendant Timothy V. Talbert (“Talbert”) has served as a director of the Company since 2001. He also serves as a member of the Company’s audit committee. Talbert was employed by Comerica Bank and its predecessor Manufacturers Bank for over 20 years prior to 1997. During his tenure with the bank, Talbert provided many banking services to Vishay and, from 1981 to 1992, served as relationship manager for Vishay, and ultimately lead relationship manager for Vishay. Prior to 1981, he worked episodically for the bank on leasing transactions for Vishay. Also while with the bank, Talbert helped arrange financing for one of Vishay’s acquisitions and worked personally with Dr. Felix Zandman, then Vishay’s President, in connection with such acquisition. Since 2000 Talbert has been employed as Senior Vice President of Credit and Originations of Lease Corporation of America. Talbert and his wife have held 2,014 shares of Vishay stock in individual retirement accounts for over ten years. Talbert is a member of the Special Committee.

7.                                       Defendant Thomas C. Wertheimer (“Wertheimer”) has served as a director and Chairman of the Audit Committee of the Board of Directors of both Vishay and Siliconix at all relevant times. Wertheimer also owns 1,400 shares of Vishay common stock.

8.                                       Defendant Vishay is a Delaware corporation headquartered at 63 Lincoln Highway, Malvern, PA 19355. Vishay was founded in 1962. It is an international manufacturer and supplier of passive and discrete active electronic components. The Company offers its customers one-stop access to any electronic component line of any manufacturer in the United States. Its components are used in virtually every type of product that contains electronic circuitry, including computer-related products, automotive applications, power management products, process control systems, telecommunications equipment, military and aerospace applications, measuring instruments, consumer electronics and appliances, industrial equipment, medical instruments and electronic scales.

9.                                       The Individual Defendants (named herein in paragraphs 3 to 7), because they are officers and/or directors of Siliconix, and Vishay, because it is the Company’s majority stockholder, stand in a fiduciary relationship to plaintiffs and the other public stockholders of Siliconix.

CLASS ACTION ALLEGATIONS

10.                                 Plaintiffs, shareholders of the Company, bring this action as a class action pursuant to Court of Chancery Rule 23 on behalf of themselves and all public common stock holders of the Company. Excluded from the Class are defendants, members of the immediate families of the defendants and their heirs and assigns.

11.                                 The members of the Class are so numerous that joinder of all of them would be impracticable. As of March 15, 2005, the Company had over 29 million shares of common stock outstanding.

12.                                 Plaintiffs’ claims are typical of the claims of the Class, since plaintiffs and the other members of the Class have and will sustain damages arising out of defendants’ breaches of their fiduciary duties. Plaintiffs do not have any interests that are adverse or antagonistic to those of the Class. Plaintiffs will fairly and adequately protect the interests of the Class. Plaintiffs are committed to the vigorous prosecution of this action and the Court has appointed counsel competent and experienced in this type of litigation as Plaintiffs’ Lead and Liaison Counsel.

13.                                 There are questions of law and fact common to the members of the Class including, inter alia, whether:

(a)                                 the defendants have and are breaching their fiduciary duties to the detriment of the Company’s shareholders, including through making materially inadequate disclosures;

(b)                                the Class has been damaged and the extent to which members of the Class have sustained damages and what is the proper measure of those damages.

14.                                The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

15.                                 Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

The Company

16.                                 Siliconix was founded in 1962 and was one of the very first and most well-respected Silicon Valley semiconductor companies. The Company is a chip maker which designs, markets and manufactures power and analog semiconductor products, such as metal-oxide-semiconductor field-effect transistors (MOSFETs), junction field-effect transistors (JFETs), bipolar switches, signal processing ICs and power ICs for computers, cell phones, fixed communications networks, automobiles and other electronic systems. From Q4 1964 through Q3 1988, the Company was profitable in 96 consecutive fiscal quarters – still a record in the semiconductor industry. Further, from 1992-2003, despite recessions, the Company achieved profits in 11 consecutive fiscal years.

17.                                 More recently, on February 8, 2005, the Company announced its 2004 financial results which revealed that net income for the year ended December 31, 2004 was $54.8 million, or $1.83 per share, an increase of 39% over the $39.5 million, or $1.32 per share, achieved in 2003. That increase in the Company’s income in 2004 follows a decrease in 2003 of 15% from the $46.2 million net income, or $1.54 per share, that the Company reported in 2002.

Vishay’s Treatment of Siliconix as a Wholly-Owned Subsidiary

18.                                 Vishay acquired its 80.4% majority interest in Siliconix in 1998 from Daimler-Benz. Since that time, Vishay has misused its status as Siliconix’s majority shareholder by treating the Company as a wholly-owned subsidiary, and by misappropriating Siliconix’s cash and assets, and even Siliconix’s identity as follows:

a.                                     Vishay has caused Siliconix to utilize Vishay’s affiliates in its manufacturing operations;

b.                                    Vishay has caused Siliconix to acquire Vishay Semiconductor Itzehoe GmbH (VISG), a wholly owned subsidiary of Vishay for approximately $10.2 million in February 2005;

c.                                     Siliconix’s products are being marketed and sold by Vishay’s worldwide sales organizations;

d.                                       Siliconix is frequently referred to as Vishay Siliconix. Indeed, Siliconix’s web-site is integrated with Vishay’s;

e.                                     Siliconix’s results of operations and other financial information have been consolidated into Vishay’s financial statements;

f.                                          Vishay collects Siliconix accounts receivables as follows:

i.                                        Vishay Americas, Inc., a wholly owned subsidiary of Vishay, collects the Company’s accounts receivable and the associated bad debt risk for the North America region under an agreement whereby Vishay Americas effectively purchases the Siliconix’s receivables as they are generated at a discount rate.

ii.                                     Vishay Semiconductor GmbH, a wholly owned subsidiary of Vishay, collects the Company’s accounts receivable and the associated bad debt risk for the Europe region under an agreement whereby Vishay Semiconductor GmbH effectively purchases the receivables from Siliconix as they are generated.

iii.                                  Siliconix pays Vishay a sales commission for the collection of its accounts receivables in the Asia-Pacific region, however the ownership of all receivables, including bad debt risk, remains with Siliconix.

Discounts received by Vishay affiliates on their purchase of receivables, and commissions paid to Vishay affiliates for North America, Europe, and Asia-Pacific sales and related activities, totaled $18.4 million, $18.1 million, and $16.9 million, in 2004, 2003, and 2002, respectively

g.                                       Subcontract Manufacturing Fees

i.                                        Siliconix paid a wholly owned subsidiary of Vishay in Israel fees of $13.5 million in 2004, $8.9 million in 2003, and $5.0 million in 2002 for subcontracting services.

ii.                                     During 2004, 2003, and 2002, Siliconix paid Vishay affiliate, VSIG, subcontractor fees of $33.2 million, $28.7 million and $23.8 million, respectively for providing wafer fabrication subcontract services to Siliconix.

h.                                       Administrative Service Sharing Agreements

Vishay caused Siliconix to enter into certain service sharing agreements with Vishay and certain of its affiliates. Under these agreements, administrative expenses related to personnel, insurance, logistics, other overhead functions, corporate IT support, and network communications support are shared and then allocated to the appropriate party on a periodic basis. During 2004, 2003, and 2002, Siliconix paid these related parties $13.9 million, $15.8 million, and $8.0 million, respectively, as a result of these service sharing agreements.

i.                                           Centralized Payment Services

i.                                        Vishay created and maintains a centralized payment system for accounts payable. Under this system, liabilities are recorded on Siliconix’s books, but are paid by Vishay and reimbursed to Vishay by Siliconix. As a result, Siliconix paid Vishay $145 million, $123.4 million and $108.6 million for its Asian accounts payable in 2004, 2003 and 2002 respectively, and $178.9 million in 2004 and $109.8 million in 2003 U.S. accounts payable. Siliconix also paid Vishay $54 million in 2004 and $59.4 million in 2003 for its U.S. payroll.

ii.                                     In 2004 and 2003, Siliconix reimbursed $4.6 million and $4.4 million, respectively, of third-party warehouse costs paid by Vishay on behalf of Siliconix. In prior years, these amounts were directly billed to Siliconix by the third-party warehouse.

j.                                           Management Fees

Siliconix paid Vishay management fees of $2.9 million, $1.9 million, and $1.8 million, during 2004, 2003, and 2002, respectively. These management fees were primarily related to services provided by the Vishay corporate office, including accounting matters for all SEC filings, investor relations, tax services.

cash management, legal services, and the handling of insurance coverage on a global basis.

k.                                       Sales to Affiliates of Vishay

Siliconix sold products to Vishay and its affiliates totaling approximately $0.8 million, $0.1 million, and $0.1 million during 2004, 2003, and 2002, respectively.

l.                                          Notes Receivable

i.                                        Until January 2, 2005 Siliconix had a short-term loan agreement with Vishay under which it could, from time to time, advance money to Vishay. Interest income related to promissory notes was $0, $90,000, and $25,000 during 2004, 2003, and 2002, respectively.

ii.                                     In December 2002, Siliconix received a related party promissory note under the loan agreement for $75 million which bore an interest rate of 3.025%. This promissory note was fully repaid on January 2, 2003.

iii.                                  In March 2003, Siliconix received a related party promissory note under the loan agreement for $70 million which bore an interest rate of 3.0%. This promissory note was fully repaid on April 2, 2003.

iv.                                 In June 2003, Siliconix received a related party promissory note under the loan agreement for $70 million, which bore an interest rate of 2.75%. This promissory note was fully repaid on July 1, 2003.

m.                                    Stock Options

Options to purchase shares of common stock of Vishay have been issued to certain executive officers of Siliconix under the Vishay Intertechnology Stock Option Program.

n.                                      Other Matters Regarding Relationships with Siliconix

William M. Clancy, Senior Vice President and Corporate Controller of Vishay, has been the principal accounting officer of Siliconix following the resignation of Siliconix’s chief financial officer on June 16, 2000. As a result, Clancy is authorized to sign documents to be filed with or furnished to the SEC by Siliconix.

19.                                 As a result of the manner in which Vishay dominates and controls Siliconix, Vishay and its dominant executive and shareholder are the subject of a derivative complaint by Siliconix’s shareholders on behalf of Siliconix as the nominal defendant. The S-4 states that those derivative claims are likely to be extinguished if Vishay acquires 100% of Siliconix common stock.

Vishay’s Previous Unsuccessful Attempts to Acquire Full Control of Siliconix

20.                                 Despite treating Siliconix as a wholly owned subsidiary, Vishay has for some time still desired to have full ownership of the Company so that it could fully benefit from the success of Siliconix. As a result, on February 22, 2001, Vishay made a cash tender offer for all of the remaining outstanding shares of Siliconix at $28.82 per share, to be followed by a short form merger (the “February 2001 Offer”). Under the terms of the February 2001 Offer, if Vishay could obtain 90% of the outstanding shares of Siliconix, it would consider a short-form merger of Siliconix into a Vishay subsidiary for the same price. That price represented a 20.1% discount from Siliconix’s average closing price for the six-month period prior to the announcement of the February 2001 Offer.

21.                                 In conjunction with the February 2001 Offer, Vishay caused Siliconix to appoint a Special Committee (the “2001 Special Committee”) composed of then-director Mark Segall and defendant Talbert.

22.                                 While the 2001 Special Committee and its advisors were evaluating the February 2001 offer, Siliconix’s stock rose above the $28.82 per share cash offer price. Determined to acquire Siliconix but unwilling to increased its cash offer, Vishay, on May 25, 2001, announced a stock-for-stock exchange offer under which it would exchange 1.5 shares of Vishay common stock for each share of Siliconix common stock (the “May 2001 Exchange Offer”). The May 2001 Exchange offer was conditioned on a majority of Siliconix’s public shareholders tendering their shares. Reflecting the shareholders’ dissatisfaction with the May 2001 Exchange Offer, only about 40 percent of the Siliconix shares Vishay didn’t own were tendered in that offer. As a result, the May 2001 Exchange

Offer did not result in Vishay acquiring full control of Siliconix.

The Current Tender Offer

23.                                 On March 3, 2005, Vishay announced that it had delivered to the board of directors of Siliconix notice of its intention to commence a tender offer for all outstanding shares of Siliconix not owned by Vishay at an exchange ratio of 2.64 shares of Vishay’s common stock for each outstanding share of Siliconix stock. The closing prices for Vishay and Siliconix shares on March 3, 2005 were $13.25 and $29.15, respectively. Thereafter, and following discussions with Lead Plaintiffs’ counsel in this action, Vishay increased the proposed exchange ratio to 2.90 shares of Vishay common stock for each share of Siliconix common stock outstanding (the “2005 Exchange Offer”).

24.                                 As a result of Vishay’s domination of Siliconix, the value of Siliconix is not accurately reflected in Siliconix’s current trading price. For example following Vishay’s announcement of its offer, Siliconix traded with (i) an EV/EBITDA ratio of 8.92x, which is below a comparable company peer group median and mean EV/EBITDA ratios of 12.34x and 13.65x respectively; (ii) an EV/EBIT ratio of 14.96x, which is below a comparable company peer group median and mean EV/EBIT ratios of 17.89x and 21.74x respectively; (iii) a MVE/Sales ratio of 2.16x, which is below a comparable company peer group median and mean MVE/Sales ratios of 2.43x and 2.38x respectively; (iv) a MVE/Earnings ratio of 18.05x, which is below a comparable company peer group median and mean MVE/Earnings ratios of 36.72x and 49.08x respectively; (v) a MVE/Tangible Book ratio of 2.12x, which is below a comparable company peer group median and mean MVE/Tangible Book ratios of 2.59x and 2.64x respectively; (vi) a EV/Sales ratio of 2.16x, which is below median EV/Sales ratios observed in precedent transactions of 2.4x; (vii) a

EV/EBITDA ratio of 8.92x, which is below median EV/EBITDA ratios observed in precedent transactions of 10.8x; and (viii) a EV/EBIT ratio of 14.96x, which is below median EV/EBIT ratios observed in precedent transactions of 17.4x.

25.                                 Further, the 2.90 exchange ratio that Vishay is offering under the 2005 Exchange Offer will confer inadequate value on plaintiffs and Siliconix’s other public shareholders because it is below the premium offered in comparable deals. In addition, the value of the Proposed Transaction is below the mean and medium of comparable transactions in this industry.

26.                                 Following the announcement of the transaction, at least two financial analysts, Raymond James and CSFB, set the price of Siliconix at $40 and $53 per share respectively. Raymond James further stated that it believed that Proposed Transaction could be “accretive for Vishay up to $42.00 per Siliconix share,” while CSFB stated that [Vishay] could increase the exchange ratio to as much as 4.0 and still offer $0.01 accretion.

27.                                 Following Vishay’s transmittal of its offer to Siliconix, the Company’s board of directors appointed the Special Committee, consisting of defendants Talbert and Eberhardt, ostensibly to consider and evaluate the proposed offer by Vishay.  However, because of their previous relationships with Vishay and/or their ownership of Vishay’s stock, defendants Talbert and Eberhardt are incapable of rendering a disinterested and independent evaluation of Vishay’s offer. As a result, Siliconix’s public minority shareholders are being deprived of the opportunity of having a full and fair evaluation of Vishay’s offer being performed by Siliconix’s board.

28.                                 On April 12, 2005, Vishay commenced the 2005 Exchange Offer by filing a Schedule TO and a Form S-4 Registration Statement (the “Registration Statement”) with the SEC.  Vishay has indicated that the exchange offer and withdrawal rights will expire at 5:00 p.m., New York City

Time, on Thursday, May 12, 2005, unless extended.

29.                                 The 2005 Exchange Offer has a non-waivable condition that the offer be accepted by holders of a majority of the outstanding shares not owned by Vishay. Further, Vishay has indicated that promptly following the consummation of the offer it will effect a merger of Siliconix with a subsidiary of Vishay in which all remaining holders of Siliconix stock will receive the same consideration for their shares as the holders who tendered their shares received in the offer (the “Back-End Merger”) (collectively, with the 2005 Exchange Offer, the “Proposed Transaction”).

30.                                 Vishay states as follows with regard to the Proposed Transaction in the Form S-4:

We are making the offer in order to acquire all of the outstanding shares of Siliconix common stock that we do not own. Our offer is conditioned on, among other things, the tender of at least a majority of the outstanding publicly held Siliconix shares. If that condition is satisfied and if the offer is consummated, we will own more than 90% of the outstanding common stock of Siliconix.

Under Delaware law, this would allow us to effect a “short-form” merger of Siliconix with the subsidiary of Vishay holding the Siliconix shares without stockholder approval.

We will effect such a short-form merger, as soon as practicable after consummation of the offer, with the surviving company becoming a wholly owned subsidiary of Vishay. To effect the merger, Vishay TEMIC would contribute all of the shares of Siliconix common stock to a wholly owned subsidiary of Vishay TEMIC and that subsidiary would merge with and into Siliconix.

Although we currently intend to effect the short-form merger following consummation of the offer, we would not effect the merger if a court prevented us from doing so, and we could delay the merger during the pendency of litigation seeking to enjoin us from doing so.

31.                                 Vishay has indicated that subsequent to consummation of the offer and the merger, it may consider transactions such as the disposition or acquisition of material assets, alliances, joint ventures, other forms of co-operation with third parties or other extraordinary transactions affecting Siliconix or its operations.

32.                                 Moreover, Vishay’s offer is inherently coercive by virtue of, inter alia, its access to information (which access, as alleged in detail below) has been denied to Siliconix’s minority shareholders, its domination of the board and its intertwining of its business operations with those of Siliconix (as alleged in detail in paragraph 18).  Shareholders, if they refuse to tender, will continue to own a minority interest in Siliconix that is subject to Vishay’s domination and control as alleged above.

The Materially Misleading and/or Incomplete Disclosure Documents

33.                                 Notwithstanding the fact that Siliconix shareholders are being asked to determine whether to exchange their equity interest in the Company as a stand-alone entity for an interest in Vishay or risk being forcibly deprived of their interest in Siliconix through the Back-End Merger, in the Registration Statement that Vishay filed in connection with the 2005 Exchange Offer Vishay has failed to provide the Company’s public shareholders with material information and/or have provided them with materially misleading information concerning the 2005 Exchange Offer. As a matter of fact, Vishay utilized its access to Siliconix’s financial records in order to determine the timing and pricing of the 2005 Exchange Offer.  In contrast, the defendants have denied Siliconix’s minority public shareholders equal access to that financial information. Similarly, despite the fact that Vishay is exchanging Vishay’s stock for that of Siliconix, it has failed to disclose information with regard to the current value and the future prospects of Vishay.  More specifically, the defendants have failed to disclose inter alia, as follows:

i.                                        Related Party Transactions. Given the nature and magnitude of the related party transactions between Vishay and Siliconix, and the allegations in the derivative action, Siliconix’s shareholders need to be informed as to the practices and procedures in place at Siliconix to ensure that transactions between Vishay and Siliconix are accomplished through arm’s-length negotiations and commercially reasonable terms. This information is critical to assess (i) the value of the derivative claims, (ii) the quality of Siliconix’s historical reported operating performance, and (iii) the consequences of continued ownership of Siliconix common stock.

ii.                                     Recent Trading Activity In Siliconix Common Stock. From November 17, 2004 to March 3, 2005, Siliconix common shares fell from a closing price of $41.63 per share to $29.16 per share, a decline of approximately 29.98%. Siliconix common stock had traded at prices as high as $49.62 per share on June 30, 2004. The material decline in Siliconix’s stock price – both in absolute terms and relative to Vishay’s stock price – coincide with Vishay’s consideration of an acquisition proposal. The reason for the decline in Siliconix’s stock price is a material fact that is relevant to a shareholder’s willingness to tender its shares. Investors are entitled to be informed of the reason, to the best of Vishay’s knowledge, for the decline in Siliconix’s stock price and whether and to what extent Vishay’s conduct may have caused that decline.

iii.                                  The Derivative Litigation. The S-4 disclosed that on April 1, 2005, the defendants filed a motion to dismiss the derivative complaint in California state court. The S-4 should append that motion so that shareholders can better assess the merits of the derivative action.

iv.                                 Cessation of Hanspeter Eberhardt as a Director. Hanspeter Eberhardt, one of the two members of the Special Committee, left Siliconix’s Board of Directors in 1998 and was renominated as a Director in 2004. Because of his central role in the transaction, reasonable investors would want to know why Eberhardt left the Board in 1998 and why Vishay renominated Eberhardt to the Board in 2004.

v.                                    p.38. Management/Board Incentives. The names of the current Siliconix key employees and directors who own Siliconix restricted stock, and the number of shares owned by each current employee and director are not disclosed.

vi.                                 pp. 26-27. Timeline of Events. A comparison of the value of the previous offer to acquire Siliconix in 2001 that was rejected to the value that is being offered in the 2005 Exchange Offer and the justification for any value differences is not disclosed.

vii.                              p. 28.   Timeline of Events. Information on how the board determined a value “in the range of $200 million” was appropriate is not disclosed.

viii.                           pp. 27-30, 32.   Timeline of Events. Explanation of why Vishay believes now is a good time to acquire the remaining shares of Siliconix is not disclosed.

ix.                                   p. 30. Timeline of Events. Information on the alternative proposal made by Lehman to Vishay, or the reason Vishay rejected that proposal is not disclosed.

x.             pp. 32-33. Reasons for the Proposed Transaction. The calculations demonstrating the incremental operational efficiencies, cost savings and synergies expected over the current organizational structure, and the benefit this would convey to Siliconix shareholders given the terms of the exchange offer is not disclosed.

xi.            p. 35. Profit Calculations. A comparison of projected 2005 sales growth and profitability to that of historical periods is not disclosed.

xii.           Public Comparable Company Analysis (Siliconix). Information on how the implied value of the offer compares to the values implied by publicly traded comparable companies is not disclosed.

xiii.          Public Comparable Company Analysis (Siliconix). Information on which public companies are considered comparable to Siliconix is not disclosed.

xiv.         Public Comparable Company Analysis (Vishay). Information on how the value of Vishay stock compares to the values implied by publicly traded comparable companies is not disclosed.

xv.          Public Comparable Company Analysis (Vishay). Information on which public companies are considered comparable to Vishay is not disclosed.

xvi.         Precedent Transaction Analysis (Siliconix). Information on how the implied value of the offer compares to values conveyed in historical comparable transactions is not disclosed.

xvii.        Named Defendants In the Derivative Litigation. The derivative complaint names as individual defendants Felix P. Zandmon and DOE 1 through DOE 20. The complaint states that “plaintiff will amend this first amended complaint to state the true names and capacities of DOE defendants once those have been ascertained.” Investors have a right to know whether Vishay currently anticipates or has reason to believe that any of Siliconix’s current board members, including the two members of the Special Committee, are likely to be individually named and what if any consequences that may have to their independence.

xviii.       Deliberations of the Board of Directors Concerning the Derivative Complaint. It is customary for Boards of Directors, or committees thereof, to evaluate derivative complaints to determine, among other things, whether the complaints have merit and should be prosecuted by the corporation, or whether the corporation should change or establish procedures in response to the derivative allegations. Whether the Board of Directors, or committee thereof, deliberated on the derivative claims, and the result of those deliberations is a material fact that should have been disclosed in the S-4.

xix.          Precedent Transaction Analysis (Vishay). Information on how the value of Vishay stock compares to the values conveyed in historical comparable transactions is not disclosed.

xx.           Premiums Paid Analysis. Information on the premium implied by the current offer, or how that compares to historical comparable transactions is not disclosed.

xxi.          DCF Analysis (Siliconix). Information on the projected cash flows of Siliconix, the present value of those cash flows, and how that present value compares to the implied value of the offer is not disclosed.

xxii.         DCF Analysis (Siliconix). Information on what would be an appropriate discount rate for Siliconix is not disclosed.

xxiii.        DCF analysis – Vishay. Information on the projected cash flows, the present value of those cash flows, and how that present value compares to the value of Vishay stock is not disclosed.

xxiv.        DCF analysis – Vishay. Information on what would be an appropriate discount rate for Vishay is not disclosed.

xxv.         pp. 29-30. Financial Advisor Compensation. Information on fees being paid to Lehman, and whether they are contingent on any event is not disclosed.

xxvi.        pp. 29-30. Fairness Opinion. Information regarding the valuation analysis done by Lehman Brothers is not disclosed.

xxvii.       pp. 29-30. Fairness Opinion. Information regarding any analysis provided by advisors to Vishay justifying the fairness of this deal is not disclosed.

xxviii.      p. 35. Financial Projections. Information on the comparison of projected 2005 sales growth and profitability to that of historical periods is not disclosed.

xxix.        p. 35. Financial Projections. Information on any changes to the initial projections made in December 2004, given the performance of the companies during the first quarter of 2005 is not disclosed.

xxx.         The S-4 states (at 30) that “several institutional investors who held shares in both Vishay and Siliconix communicated to Vishay management that they would expect to lender their shares at an exchange ratio of approximately 2.90 shares of Vishay common stock for each share of Siliconix, although they did not make any commitment to do so.” This representation had the effect of informing Siliconix’s representation that certain institution investors considered the 2.90 exchange ratio to be fair. However, these representations were misleading in that these institutional investors likely owned shares in Vishay, as well, and therefore did not have a true economic interest in the exchange ratio.  To cure the misleading nature of this representation Vishay need stated (i) that to the extent these institutions own Vishay common stock that they do not have a true economic interest in the exchange ratios and (ii) Vishay’s best knowledge, based on public or other information, as to these institution’s dual ownership of Vishay and Siliconix common stock.

COUNT I

Breach of Fiduciary Duty

(Price and Process)

34.                              Plaintiffs repeat all previous allegations as if set forth in full herein.

35.                              Vishay is Siliconix’s controlling shareholder, and is using its controlling position and domination of Siliconix, as alleged supra, to acquire Siliconix’s minority public shares through unfair means and for less than their fair value.

36.                              Among other things, Siliconix’s shareholders are being coerced to consent to the tender or suffer the consequences of Vishay’s continued domination and control of Siliconix.

37.                              Further, in connection with the Proposed Transaction, Vishay has not permitted any procedural device to represent the interests of the minority public shareholders of Siliconix. There were no negotiations to establish the exchange ratio. Nor are the minority shareholders able to represent themselves effectively in dealing with Vishay.  Minority shareholders have no means for effective communication among themselves or collective action in their common interest with respect to the 2005 Exchange Offer, or with respect to appraisal demands in response to the Back End Merger. Vishay is seeking to utilize this inability to communicate and act collectively to coerce minority shareholders into accepting consideration for their Siliconix stock that is far less than its fair value.

38.                                  As a result, neither the process nor the price is fair.

39.                                  As a result, plaintiff and the class members are being harmed and will suffer irreparable harm if an injunction does not issue.

40.                                  Plaintiffs and the class have no adequate remedy at law.

COUNT II

Breach of Fiduciary Duty

(Disclosure)

41.                                  Plaintiffs repeat all previous allegations as if set forth in full herein.

42.                                  Defendants’ fiduciary duties in the circumstances of the Proposed Transaction require them to disclose to plaintiffs and the class all information material to the decisions confronting Siliconix’s minority shareholders.

43.                                  As set forth above, defendants have breached their fiduciary duty through materially inadequate disclosures and material omissions.

44.                                  As a result, plaintiffs and the class members are being harmed and will suffer irreparable harm if an injunction does not issue.

45.                                  Plaintiffs and the class have no adequate remedy at law.

WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:

(1)                                   Certifying this action as a class action and plaintiffs as Class representatives and plaintiffs’ counsel as Class counsel;

(2)                                   Enjoining the Proposed Transaction preliminarily and permanently;

(3)                                 To the extent the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or granting the Class rescissory damages;

(4)                                 Awarding plaintiffs and the Class compensation for all damages they sustain as a result of defendants’ unlawful contact;

(5)                                 Directing that the defendants account to plaintiffs and the other members of the Class for all profits and any special benefits obtained as a result of their unlawful conduct.

(6)                                Awarding plaintiffs the coats and disbursements of this action, including a reasonable allowance of attorneys’ fees and expenses; and

(7)                                 Granting such other relief as the Court may find just and proper.

Dated: April 18, 2005

ROSENTHAL, MONHAIT, GROSS
& GODDESS, P.A.

By:	/s/ Norman M. Monhait
Norman M. Monhait (DSBA No. 1040)
Carmella P. Keener (DSBA No. 2810)
919 N. Market Street, Suite 1401
Citizens Rank Center
Wilmington, DE 19899
(302) 656-4433

Chimicles & Tikellis LLP
One Rodney Square
P.O. Box 1035 Wilmington, DE 19899-1035
(302) 656-2500

Delaware Co-Liaison Counsel for Plaintiffs

THE BRUALDI LAW FIRM

29 Broadway, Suite 2400

New York, NY 10006

(212) 952-0602

WOLF POPPER LLP

845 Third Avenue

New York, NY 10022

(212) 759-4600

Plaintiffs’ Co-Lead Counsel

BERNSTEIN, LIEBHARD & LIFSHITZ, LLP

10 East 40th Street

New York, NY 10016

MILBERG, WEISS, BERSHAD & SCHULMAN, LLP

919 N. Market Street, Suite 411

Citizens Bank Center

Wilmington, DE 19801

Plaintiffs’ Executive Committee